Exhibit 99.1

Husky Energy on Track with Key Milestones in Second Quarter 2012

Calgary, Alberta (July 24, 2012) – Husky Energy Inc. advanced its major strategic priorities over the second quarter of 2012, underpinned by good operational and financial results across the Company.

“Amidst ongoing global economic uncertainty and commodity price volatility, we continue to progress our business plans,” said CEO Asim Ghosh. “This quarter demonstrates our focus on operational performance and achieving the strategic targets we set out at the end of 2010, as we continue to execute the next stages of our growth pillars.”

Work continued on repositioning and developing the Western Canada and Heavy Oil foundation. First oil was achieved at the 8,000 barrels per day (bbls/day) Pikes Peak South and 3,000 bbls/day Paradise Hill heavy oil thermal projects, which are expected to ramp up by the end of the year. The 3,500 bbls/day Sandall thermal project was sanctioned, with production expected in 2014.

The Company achieved significant milestones across its growth pillars with the completion of the shallow water platform jacket at the Liwan Gas Project in the Asia Pacific Region, the construction of approximately half of the field facilities at the Sunrise Energy Project and the award of contracts to evaluate potential extension options at the White Rose field in the Atlantic Region.

Cash flow from operations of $1,153 million and net earnings of $431 million were achieved, reflecting impacts from the SeaRose and Terra Nova Floating Production Storage and Offloading (FPSO) offstations that were factored into annual production guidance. The SeaRose is expected to return to operations with production ramping up in the third quarter as per schedule. The Terra Nova offstation program began June 8 and is expected to last approximately 21 weeks.

Highlights include the following:

•	Cash flow from operations of $1,153 million, or $1.17 per share (diluted), compared to $1,511 million, or $1.67 per share (diluted) in the second quarter of 2011.

•	Net earnings for the quarter were $431 million, or $0.43 per share (diluted). This compared to $669 million, or $0.71 per share (diluted) in the second quarter of 2011.

•
Total production before royalties for the quarter averaged 281,900 barrels of oil equivalent per day (boe/day), reflecting the SeaRose and Terra Nova FPSO offstation impacts of approximately 34,000 boe/day.

•
First oil achieved at both the Pikes Peak South and Paradise Hill heavy oil thermal projects, with a gradual increase to full volumes of 8,000 bbls/day at Pikes Peak South and 3,000 bbls/day at Paradise Hill expected by the end of the year.

•	Sanctioned the 3,500 bbls/day Sandall thermal project, with production expected in 2014.

•
Completed detailed engineering on field facilities at the Sunrise Energy Project, with completion of approximately 50 percent of field facilities and 30 percent of the Central Processing Facility at the end of the quarter.

•
Installed all nine subsea production trees on wells at the Liwan 3-1 gas field, with six associated upper completions installed and flow test rates as expected, and completed construction on the shallow water jacket.

FINANCIAL AND OPERATIONAL HIGHLIGHTS
	Three Months Ended				Six Months Ended
(Cdn $ millions)	June 30 2012	Mar 31 2012	June 30 2011		June 30 2012	June 30 2011
1) Daily Production, before royalties
Total Equivalent Production (mboe/day)	282	320	312		301	311
Crude Oil and NGLs (mbbls/day)	189	222	206		205	210
Natural Gas (mmcf/day)	560	588	632		574	608
2) Total Upstream Netback ($/boe) (1)	30.43	43.00	42.16		37.11	40.11
3) Refinery and Upgrader Throughput (mbbls/day)	323	324	323		324	315
4) Cash Flow from Operations(2)	1,153	1,172	1,511		2,325	2,675
Per Common Share – Basic ($/share)	1.18	1.21	1.68		2.40	2.99
Per Common Share – Diluted ($/share)	1.17	1.20	1.67		2.38	2.97
5) Net Earnings	431	591	669	(3)	1,022	1,295	(3)
Per Common Share – Basic ($/share)	0.44	0.61	0.73		1.05	1.44
Per Common Share – Diluted ($/share)	0.43	0.60	0.71		1.03	1.40
6) Adjusted Net Earnings(3)	445	566	656		1,011	1,293
Per Common Share – Basic ($/share)	0.46	0.59	0.73		1.04	1.45
Per Common Share – Diluted ($/share)	0.45	0.58	0.72		1.03	1.43
7) Capital Investment, including acquisitions	882	1,094	862		1,976	2,443
8) Dividend Per Common Share ($/share)	0.30	0.30	0.30		0.60	0.60

(1) The Upstream netback includes results from Upstream Exploration and Production and excludes results from Upstream Infrastructure and Marketing.
(2) Cash flow from operations is a non-GAAP measure. Refer to the Q2 MD&A, Section 11 for reconciliation.
(3) The three and six months ended June 30, 2011 net earnings included after-tax gains of $55 million on an asset swap and $198 million on the sale of non-core assets and the asset swap, respectively.

Second quarter production averaged 281,900 boe/day compared to 311,600 boe/day in the second quarter of 2011. This reflects an estimated impact of 34,000 boe/day from the SeaRose and partner-operated Terra Nova FPSO offstations. Increased heavy oil production during the second quarter, including first oil at Pikes Peak South and Paradise Hill, helped to partially offset impacts from the offstations. Both offstations have been factored into the annual production guidance of 290,000 to 315,000 boe/day.

Net earnings and cash flow were impacted by weaker commodity prices and the two planned FPSO offstation programs.

Average realized crude oil pricing in the second quarter was $71.61 per barrel, compared to $87.87 per barrel a year ago. Natural gas average realized pricing was $2.05 per thousand cubic feet (mcf) compared to $4.02/mcf a year ago. The realized refining margin averaged U.S. $14.79 per barrel, compared to U.S. $21.37 per barrel in the second quarter a year ago.

Financial performance in U.S. Refining was negatively impacted by falling commodity prices, as crude feedstock purchased at higher prices was reflected in current period margins.

“Our strong balance sheet and commitment to financial discipline has stood us in good stead during this period of market volatility as we continue to move forward with our investments,” said CFO Alister Cowan.

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KEY AREA SUMMARY AND GROWTH UPDATE

THE FOUNDATION BUSINESS

•	Western Canada

Oil Resource Plays

Husky continues to evaluate and advance its large pipeline of projects in Western Canada as it expands its focus to unconventional resource plays.

The Company targeted its activity at the Viking, Lower Shaunavon and Oungre projects in southern Saskatchewan and the Redwater and Alliance Viking plays in Alberta. A total of eight (gross) horizontal wells were drilled in the second quarter, resulting in a total of 34 (gross) horizontal wells and two vertical wells drilled in the first half of 2012.

In the northern Cardium resource play at Wapiti in west-central Alberta, two of three horizontal wells drilled in the first quarter were brought on production, with results as expected.

At the Rainbow Muskwa project in northwest Alberta, two additional horizontal shale oil wells were drilled and cased. The Company also placed its first horizontal shale oil well on production, to be followed by a four-well summer completion program.

At the Slater River Project in the Northwest Territories, planning was advanced on a proposed winter program which, if approved, would include construction of an all-season road and further evaluation of the two vertical wells drilled in the first quarter of this year.

Gas Resource Plays

Husky continues to pursue liquids-rich gas resource opportunities. Gas resource activities were concentrated in the producing Ansell and Kaybob plays in west central Alberta. A total of three wells were drilled at Ansell, bringing the number of wells drilled on the play to 12 in the first half of 2012, along with a total of 31 well completions.

Four horizontal wells were drilled at Kaybob to evaluate the liquids-rich Duvernay gas play, with one completed and placed on production in the second quarter.

•	Heavy Oil

The Company realized significant progress in the second quarter in repositioning the heavy oil business to more long-life thermal projects and horizontal wells.

Production began in June at both the 8,000 bbls/day capacity Pikes Peak South and 3,000 bbls/day capacity Paradise Hill thermal projects, with a gradual increase to full volumes anticipated by the end of the year. The Company sanctioned a 3,500 bbls/day thermal development at Sandall, with first production anticipated in 2014.

Design work advanced on an 8,000 bbls/day commercial project at the Company’s Rush Lake thermal development, which is expected to begin production in 2015.

Fifty horizontal wells were drilled during the first half of 2012, out of a planned 140 to 150 well program this year.

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GROWTH PILLARS

•	Asia Pacific Region

The Liwan Gas Project in the South China Sea is advancing as planned. The completion of the shallow water jacket marked a key milestone for the project, which is on target to realize first production in late 2013/early 2014. The topsides portion of the platform is scheduled for completion and float-over in the second quarter of 2013.

The installation of all nine subsea construction trees was completed on the wells at the Liwan 3-1 gas field. Six associated upper completions were installed and flow-tested, with production rates as expected.

Front-end engineering and design work for the development of the Liuhua 29-1 gas field is underway. Negotiations are continuing on a sales agreement for gas from the Liuhua 34-2 field.

Drilling has commenced on a planned six-plus well exploration program in the Madura Strait Block offshore Indonesia. A joint development plan for the MDA and MBH fields has been submitted to the government. The award of development contracts for the BD Field, including a leased FPSO, is expected later this year. The Company and its partners are moving to fully delineate and develop the Madura Strait Block with first gas anticipated in 2014.

•	Oil Sands

Construction of the first phase of the Sunrise Energy Project advanced as planned and the project is on course for first production in 2014. Approximately half of the field facilities and 30 percent of the Central Processing Facility have been constructed. Full electrical services have been commissioned at the site.

At Saleski, evaluation is continuing on the vertical stratigraphic test wells drilled in 2011, and engineering work was advanced for the pilot plant and initial field environmental monitoring.

•	Atlantic Region

In the Atlantic Region, the SeaRose FPSO has been reconnected following its planned offstation and production is expected to resume in the third quarter, as per schedule. An infill production well was drilled at the White Rose field and will be brought online once production resumes.

Development drilling continued at North Amethyst and a supporting water injection well for the Company’s West White Rose pilot project was completed.

In May 2012, Husky filed a project description with regulators for the White Rose Extension Project. The Company expects to make a decision on a preferred development option later in 2012. The project would build on existing infrastructure at the White Rose field and would use existing SeaRose FPSO facilities for processing and storage.

Husky plans to participate in two exploration wells offshore Newfoundland this year. This includes Searcher in the southern Jeanne d’Arc Basin, and the partner-operated Harpoon well, which is located southeast of the Mizzen discovery in the Flemish Pass Basin.

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DOWNSTREAM

Continued strong performance and high operational reliability at the Upgrader and refineries was partially offset by the impact of declining crude oil prices on realized margins due to first in first out (FIFO) accounting, in accordance with International Financial Reporting Standards (IFRS).

The Lloydminster Upgrader achieved record monthly production, throughput and shipments following a successful turnaround during the quarter.

CORPORATE DEVELOPMENTS

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ending June 30, 2012. The dividend will be payable on October 1, 2012 to shareholders of record at the close of business on August 21, 2012.

As a result of the progress on its major projects and the strength of its balance sheet, Husky has agreed with its principal shareholders that they will revert to receiving dividends in cash, not shares, commencing with this dividend payment.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period July 1, 2012 to September 30, 2012. The dividend of $0.27813 per Series 1 Preferred Share will be payable on October 1, 2012 to holders of record at the close of business on August 21, 2012.

CONFERENCE CALL

A conference call will take place on Tuesday, July 24, at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss Husky's second quarter results. To listen live to the conference call, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

CEO Asim Ghosh, CFO Alister Cowan, COO Rob Peabody, Midstream & Refined Products Senior VP Terrance Kutryk and Downstream Senior VP Bob Baird will participate in the call. To listen to a recording of the call, available at
11 a.m. Mountain Time on July 24, please call one of the following numbers:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010

Passcode:	2658 followed by the # sign
Duration:	Available until August 24, 2012

An audio webcast of the call will also be available for approximately 90 days via Husky's website, www.huskyenergy.com, under Investor Relations.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

  5 HUSKY ENERGY INC. – 2012 SECOND QUARTER RESULTS

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively “forward-looking statements”). The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely,” “are expected to,” “will continue,” “is anticipated,” “is targeting,” “estimated,” “intend,” “plan,” “projection,” “could,” “aim,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts, are forward-looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors some of which are beyond the Company’s control and difficult to predict.

Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this document include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the anticipated impacts of the offstation of the SeaRose FPSO and Terra Nova FPSO on the Company's annual production;

•
with respect to the Company's Asia Pacific Region: planned timing of first production at the Company's Liwan Gas Project; planned timing of completion of construction at the Company's Liwan Gas Project; exploration plans on the Company's Madura Strait Block; anticipated timing of awarding of development contracts including FPSO lease for the Company's Madura Strait Block; and anticipated timing of first production at the Company's Madura Strait Block;

•
with respect to the Company's Atlantic Region: expected timing of return to operations and increased production from the Sea Rose FPSO; expected duration of the offstation program for the Terra Nova FPSO; scheduled timing of completion of an infill production well at the Company's White Rose field; anticipated timing of development option decisions for the Company's White Rose Extension Project; and exploration and drilling plans in the region for the remainder of 2012;

•	with respect to the Company's Oil Sands properties: anticipated timing of first production from Phase 1 of the Company's Sunrise Energy Project;

•
with respect to the Company's Heavy Oil properties: expected timing of increased production at the Company's Pikes Peak South and Paradise Hill thermal projects; expected timing of production at the Company's Sandall thermal project; anticipated timing of production at the Company's Rush Lake thermal project; and the Company's 2012 horizontal drilling program; and

•	with respect to the Company's Western Canadian oil and gas resource plays: drilling and completion plans at Rainbow Muskwa; and construction and evaluation plans at the Company's Slater River Project.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements.  By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

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The Company’s Annual Information Form for the year ended December 31, 2011 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

The Upstream netback per barrel of oil equivalent was determined by taking the Upstream Exploration and Production netback (price received less royalties, operating cost and transportation) and dividing it by gross production for the respective period. The results from Upstream Infrastructure and Marketing are excluded.  Please refer to Note 1 of the Company’s Condensed Interim Consolidated Financial Statements for the period ended June 30, 2012.

For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

  7 HUSKY ENERGY INC. – 2012 SECOND QUARTER RESULTS